Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
January 12, 2009
Mr. Sonny Oh
Securities and Exchange Commission
Office of Investment Management — Division of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re: Van Kampen Life Investment Trust Preliminary Proxy Statement

Dear Mr. Oh:
     Thank you for your telephonic comments regarding the Preliminary Proxy Statement of Van Kampen Life Investment Trust (the “Trust”), on behalf of its series, Enterprise Portfolio, filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Commission promulgated thereunder. In connection with your comments, you requested that the Trust re-file certain pages of the Proxy Statement containing revised disclosure in response to your comments. As requested, please see the disclosure on the attached pages.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
     Sincerely,
     /s/ Charles B. Taylor

VAN KAMPEN INVESTMENTS	January 2009

 Important Notice To Van Kampen
 Life Investment Trust Enterprise Portfolio
 Shareholders

Questions & Answers

Although we recommend that you read the complete Proxy Statement, we have provided for your convenience a brief overview of the issue to be voted on.

Q. Why am I receiving this Proxy Statement?

A. The purpose of this Proxy Statement is to seek shareholder approval of a plan of liquidation and dissolution for Van Kampen Life Investment Trust Enterprise Portfolio (the “Portfolio”).

Q. How will approval of this proposal affect my account?

A. If the proposal to liquidate and dissolve the Portfolio is approved, the Portfolio’s assets will be liquidated and the proceeds will be distributed to those insurance company separate accounts that hold shares of the Portfolio in accordance with instructions from insurance contract owners. Such distributions will be paid in cash. Except as might otherwise be provided by applicable law, the insurance company separate accounts provide pass-through voting to contract owners and a contract owner has the right to instruct the insurance company separate account provider on how to vote the shares held by such account under their contract (so, for purposes of this proxy statement, you are referred to herein as a “Shareholder.”). Shareholders should carefully read and consider the discussion of the proposal in the Proxy Statement.

Q. What are my investment options in connection with the liquidation of the Portfolio?

A. Generally, prior to the liquidation, you may, in accordance with applicable rules under your insurance contract, reallocate your investment in the Portfolio to any other investment option made available by your contract. If you choose to transfer your investment prior to the liquidation, the shares of the Portfolio held by your insurance company will be redeemed and the proceeds of such redemption will be invested by your insurance company on your behalf in an alternative investment option made available by your contract pursuant to your instructions. No liquidating distribution will be received by your insurance company with respect to shares that are redeemed prior to the liquidation. The rules of your contract may place restrictions on transfers among investment options, including the total number of transfers that may be made in a given period. Consult the contract prospectus applicable to your insurance contract (issued by, and available from, your insurance company) or contact your insurance company for more information regarding alternative investment options, fees, charges and transfer restrictions that may apply.

  Pursuant to the rules of your contract, your insurance company may cease to make the Portfolio available as an investment option under your contract prior to the liquidation, in which case your insurance company will seek your instructions or approval regarding an alternative investment option. Otherwise, you may maintain your investment in the Portfolio through the date of the liquidation. If you have not transferred your investment in the Portfolio as of the date of the liquidation, your insurance company will receive a liquidating distribution from the Portfolio, which it will reinvest on your behalf in an alternative investment option made available by your contract pursuant to your instructions. In certain circumstances, if you fail to give instructions to your insurance company regarding reinvestment of the liquidating distribution, the proceeds may be invested by your insurance company on your behalf in a default option, such as a money market fund, until instructions are received. Consult the contract prospectus applicable to your insurance contract (issued by, and available from, your insurance company) or contact your insurance company for more information regarding alternative investment options and how to deliver investment instructions to your insurance company.

  This information is intended only as a general summary of the options available to Shareholders. Your investment in the Portfolio is governed by and subject to the terms and rules of your insurance contract, which may differ in certain respects from this summary. Therefore, you are encouraged to contact your insurance company or consult the contract prospectus applicable to your insurance contract (issued by, and available from, your insurance company) for the terms and rules of your insurance contract and for more information about your investment options.

Q. Will my vote make a difference?

A. Yes. Your vote is needed to ensure that the proposal can be acted upon. Your immediate response will help save on the costs of any further solicitations for a Shareholder vote. We encourage you to participate in the governance of the Portfolio.

Q. How does the Board of Trustees of the Portfolio suggest that I vote?

A. After careful consideration, the Board of Trustees of the Portfolio recommends that you vote “FOR” the plan of liquidation and dissolution.

Q. How can I vote?

A. You will be able to give your insurance company voting instructions for those shares attributable to your contract as of January 5, 2009, the record date for the meeting. A voting instruction card is, essentially, a ballot. While the insurance companies hold the shares of the Portfolio, these insurance companies will vote in accordance with your instructions. When you complete your voting instruction card, it directs your insurance company how to vote on the proposal with respect to shares attributable to your contract. If you complete and sign the voting instruction card, the shares will be voted exactly as you instruct. If you simply sign the voting instruction card without otherwise completing it, the shares will be voted FOR the approval of the liquidation of the Portfolio. If you do not return a voting instruction card at all, the shares attributable to your contract will be voted in the same proportion as shares for which instructions have been received from other owners of registered variable annuity and variable life insurance contracts of your insurance company.

You can vote in one of four ways:

• Internet
• Telephone
• Mail
• In person at the meeting

  Instructions for casting your vote via the Internet or telephone are found in the enclosed proxy voting material. The required control number for either of these methods is printed on the voting instruction card. If you choose to cast your vote via the Internet or telephone, there is no need to mail the card.

  Shareholders who deliver voting instructions by Internet, telephone or mail may revoke them at any time prior to the Meeting by delivering a written notice of revocation, by executing another voting instruction card bearing a later date, or by attending the Meeting and giving voting instructions in person.

  Whichever method you choose, please take the time to read the entire proxy statement before you vote.

Q. Whom do I contact for more information?

A. You can contact your financial adviser for more information. You may also call Van Kampen’s Client Relations Department at (800) 341-2929 or visit our Web site at www.vankampen.com where you can send us an e-mail message by selecting “Contact Us.”

Summary

This is only a summary. You should review the more detailed information contained in the proxy, especially the information set forth under the heading “Proposal: Liquidating and Dissolving the Portfolio Pursuant to a Plan of Liquidation and Dissolution.”

The Proposal	The purpose of the Meeting is to seek Shareholder approval of a proposal to liquidate and dissolve the Portfolio pursuant to a Plan of Liquidation and Dissolution (the “Proposal”).

Shareholder Vote Requirement	The voting requirement to approve the Proposal is the affirmative vote of a “majority of the outstanding voting securities” of the Portfolio, which is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), as the lesser of (i) 67% or more of the voting securities of the Portfolio present in person or by proxy at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Portfolio are present in person or by proxy at the Meeting or (ii) more than 50% of the outstanding voting securities of the Portfolio.

How to Cast Your Vote	Shareholders may vote in any one of four ways: (i) via the Internet, (ii) by telephone, (iii) by mail, by returning the voting instruction card, or (iv) in person at the Meeting.

Consequences to Shareholders	Generally, prior to the liquidation, a Shareholder may, in accordance with applicable rules under their Contract, reallocate their investment in the Portfolio to any other investment option made available by their Contract. If a Shareholder chooses to transfer their investment prior to the liquidation, the Shares of the Portfolio held by their Insurance Company will be redeemed and the proceeds of such redemption will be reinvested by the Insurance Company on behalf of the Contract Owner in an alternative investment option made available by their Contract pursuant to instructions received from the Contract Owner. No liquidating distribution will be received by the Insurance Company with respect to Shares that are redeemed prior to the liquidation. The rules of a Contract may place restrictions on transfers among investment options, including the total number of transfers that may be made in a given period.

Pursuant to the rules of a Contract, an Insurance Company may cease to make the Portfolio available as an investment option under such Contract prior to the liquidation, in which case the Insurance Company will seek instructions or approval from the Contract Owner regarding an alternative investment option. Otherwise, a Shareholder may maintain their investment in the Portfolio through the date of the liquidation. If a Shareholder has not transferred their investment in the Portfolio as of the date of the liquidation, their Insurance Company will receive a liquidating distribution from the Portfolio, which will be reinvested by the Insurance Company on behalf of the Contract Owner in an alternative investment option made available by their Contract pursuant to instructions received from the Contract Owner. In certain circumstances, if a Contract Owner fails to give instructions to their Insurance Company regarding reinvestment of the liquidating distribution, the proceeds may be invested by the Insurance Company on behalf of the Contract Owner in a default option, such as a money market fund, until instructions are received.

This information is intended only as a general summary of the options available to Shareholders. Each Shareholder’s investment in the Portfolio is governed by and subject to the terms and rules of their Contract, which may differ in certain respects from this summary. Therefore, each Shareholder is encouraged to contact their insurance company or consult the contract prospectus applicable to their Contract (issued by, and available from, their Insurance Company) for the terms and rules of the Contract and for more information regarding alternative investment options, fees, charges and transfer restrictions that may apply and how to deliver investment instructions to their insurance company.

Federal Income Tax Consequences	If the Accounts qualify as “segregated asset accounts” under Section 817 of the Internal Revenue Code of 1986 as amended (the “Code”) and Treasury Regulations thereunder and the Accounts are treated as owning the Shares for federal income tax purposes, then a Contract Owner will not recognize any gain or loss for federal income tax purposes solely as a result of a liquidation of the Portfolio.

The Liquidation Plan provides for the termination of the Portfolio under the terms of the Life Investment Trust’s Agreement and Declaration of Trust and the laws of the State of Delaware.

Consequences to Shareholders

Generally, prior to the liquidation, a Shareholder may, in accordance with applicable rules under their Contract, reallocate their investment in the Portfolio to any other investment option made available by their Contract. If a Shareholder chooses to transfer their investment prior to the liquidation, the Shares of the Portfolio held by their Insurance Company will be redeemed and the proceeds of such redemption will be reinvested by the Insurance Company on behalf of the Contract Owner in an alternative investment option made available by their Contract pursuant to instructions received from the Contract Owner. No liquidating distribution will be received by the Insurance Company with respect to Shares that are redeemed prior to the liquidation. The rules of a Contract may place restrictions on transfers among investment options, including the total number of transfers that may be made in a given period. Shareholders should consult the contract prospectus applicable to their Contract (issued by, and available from, their Insurance Company) or contact their Insurance Company for more information regarding alternative investment options, fees, charges and transfer restrictions that may apply.

Pursuant to the rules of a Contract, an Insurance Company may cease to make the Portfolio available as an investment option under such Contract prior to the liquidation, in which case the Insurance Company will seek instructions or approval from the Contract Owner regarding an alternative investment option. Otherwise, a Shareholder may maintain their investment in the Portfolio through the date of the liquidation. If a Shareholder has not transferred their investment in the Portfolio as of the date of the liquidation, their Insurance Company will receive a liquidating distribution from the Portfolio, which will be reinvested by the Insurance Company on behalf of the Contract Owner in an alternative investment option made available by their Contract pursuant to instructions received from the Contract Owner. In certain circumstances, if a Contract Owner fails to give instructions to their Insurance Company regarding reinvestment of the liquidating distribution, the proceeds may be invested by the Insurance Company on behalf of the Contract Owner in a default option, such as a money market fund, until instructions are received. Shareholders should consult the contract prospectus applicable to their Contract (issued by, and available from, their Insurance Company) or contact their Insurance Company for more information regarding alternative investment options and how to deliver investment instructions to their Insurance Company.

This information is intended only as a general summary of the options available to Shareholders. Each Shareholder’s investment in the Portfolio is governed by and subject to the terms and rules of their Contract, which may differ in certain respects from this summary. Therefore, Shareholders are encouraged to contact their Insurance Company or consult the contract prospectus applicable to their Contract (issued by and available from their Insurance Company) for the terms and rules of their Contract and for more information about their investment options.

Federal Income Tax Consequences

The following is a summary of certain federal income tax consequences to Contract Owners of the liquidation of the Portfolio. The discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular U.S. holder or to U.S. holders subject to special treatment under the federal income tax laws. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Portfolio has not rendered any legal opinion regarding any tax consequences relating to the liquidation of the Portfolio. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects set forth below. The summary of federal income tax consequences is for general information only. All Contract Owners and Insurance Companies must consult their own tax advisors as to the federal income tax consequences of the liquidation of the Portfolio, as well as the effects of state and local tax laws and non-U.S. tax laws, including possible changes in tax law.

The Portfolio currently qualifies, and intends to continue to qualify through the end of the liquidation period, for treatment as a regulated investment company for federal income tax purposes so that it will not be required to pay federal income taxes on any investment company taxable income or net capital gain (the excess of net long-term capital gain over net short-term capital loss) it distributes to Accounts.

If the Accounts qualify as “segregated asset accounts” under Section 817 of the Code and Treasury Regulations thereunder and the Accounts are treated as owning the Shares for federal income tax purposes, then a Contract Owner will not recognize any gain or loss for federal income tax purposes solely as a result of a liquidation of the Portfolio. Each Contract Owner must consult their own tax advisor as to its federal, state, local and other tax consequences of the liquidation of the Portfolio, including the tax consequences of a termination of the Contract (which would be a taxable event).

Shareholder Approval

To become effective, the Liquidation Plan must be approved by the affirmative vote of a “majority of the outstanding voting securities” of the Portfolio, which is defined under the 1940 Act as the lesser of: (i) 67% or more of the voting securities of the Portfolio present in person or by proxy at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Portfolio are present in person or by proxy at the Meeting, or (ii) more than 50% of the outstanding voting securities of the Portfolio.